UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

December 12, 2023

Today we are pleased to announce that AENZA S.A.A. (“AENZA”) will pay certain fees (cable fee and cancellation fee) related to the surrender of American Depositary Shares (“ADSs”) for underlying common shares of AENZA in connection with the previously announced voluntary delisting of the ADSs from the New York Stock Exchange and the termination of the ADS program in accordance with the terms of the Deposit Agreement dated December 31, 2018 among AENZA, The Bank of New York Mellon (the “Depositary”), as depositary, and the owners and holders of ADSs issued from time to time thereunder.

AENZA will pay the fees referred to above to the Depositary for the benefit of holders who surrender ADSs for common shares on or prior to February 29, 2024, which is the expected date for the effectiveness of the termination of the ADS program. Holders who surrendered ADSs for common shares prior to this announcement and paid the fees referred to above should contact AENZA no later than February 29, 2024, to request the refund of the payment of such fees.

Please refer to the following link regarding further information of the surrender and conversion of ADSs as established on BONY´s notification dated November 27th, 2023: https://www.adrbnymellon.com/files/ad1135175.pdf

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 12, 2023

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